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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1 )*

                         International Dispensing Corporation
                         ------------------------------------
                                   (Name of Issuer)

                            Common Stock, $0.001 par value
                            ------------------------------
                            (Title of Class of Securities)

                                     459407 10 2
                                   ---------------
                                    (CUSIP Number)

                               Kristin L. Johnson, Esq.
                             Lindquist & Vennum P.L.L.P.
                                   4200 IDS Center
                                80 South Eighth Street
                             Minneapolis, Minnesota 55402
                              Telephone:  (612) 371-3211
                              --------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   January 16, 1998
                                   ----------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 4 Pages

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CUSIP No.    459407 10 2
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS     Joseph Daniel Card

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a)                  / /

                                                                    (b)      / /

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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS (See instructions)               00

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES

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                    7   SOLE VOTING POWER                 177,778
   NUMBER OF
    SHARES
  BENEFICIALLY      8   SHARED VOTING POWER               -0-
    OWNED BY
     EACH
   REPORTING        9   SOLE DISPOSITIVE POWER            177,778
    PERSON
     WITH
                    10  SHARED DISPOSITIVE POWER          -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      177,778

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES  (See instructions)                                            / /

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             1.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See instructions)          IN


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Item 4.   PURPOSE OF TRANSACTION

     On December 23, 1996, Stratton Oakmont, Inc. ("Stratton Oakmont") pledged 995,705 shares of the Company's Common Stock as well as securities of other issuers to Mr. Card as security for the payment of a judgment in Mr. Card's favor against Stratton Oakmont. On December 23, 1996, the total indebtedness of Stratton Oakmont to Mr. Card was approximately $600,000.

     Mr. Card held the Common Stock of the Company only as security for payment of the judgment against Stratton Oakmont. In January, 1997, the Securities Investor Protection Corporation ("SIPC") filed an application for liquidation and receivership against Stratton Oakmont. Pursuant to such application, a judge entered an order granting SIPC's request. Subsequent to that order, Mr. Card entered into a settlement agreement with the court appointed trustee whereby Mr. Card agreed to accept and retain securities of the Company equal to $200,000 at a per share price of $1.125 in settlement of his claim against Stratton Oakmont. Therefore, the number of shares of the Company's Common Stock to be retained by Mr. Card with full right, title and interest is equal to 177,778 shares.

     Except as set forth above, Mr. Card has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Card acquired beneficial ownership of 177,778 shares of common stock, $.001 par value, of the Company (the "Common Stock") at a price of $1.125 per share pursuant to a Settlement Agreement entered into and accepted by the SIPA court on January 9, 1998 for closing to occur on January 16, 1998. Such shares constitute 1.9% of the Company's Common Stock outstanding as reported in the Company's Form 10-QSB filed November 14, 1997 for the quarter ended September 30, 1997.

     (e) On January 16, 1998, Mr. Card ceased to be the beneficial owner of more than five percent of the Company's Common Stock.


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                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 26, 1998                  /s/ Joseph Daniel Card
                                        ----------------------
                                        Joseph Daniel Card


                                  Page 4 of 4 Pages